Exhibit 99.1

FOR IMMEDIATE RELEASE

Alibaba Acquires Controlling Stake in eCommerce Platform Lazada

Transaction Makes Alibaba a Leading eCommerce Platform in Southeast Asia

Hangzhou, China/Singapore, April 12, 2016 — Alibaba Group Holding Limited and Lazada Group S.A. announced today that Alibaba entered into an agreement to acquire a controlling stake in Lazada, a leading eCommerce platform in Southeast Asia. The transaction consists of an investment of approximately USD500 million in newly issued equity capital of Lazada and acquisition of shares from certain shareholders of Lazada, for a total investment by Alibaba of approximately USD1 billion. The transaction is expected to help brands and distributors around the world that already do business on Alibaba’s platform, as well as local merchants, to access the Southeast Asian consumer market.

Lazada currently operates eCommerce platforms in Indonesia, Malaysia, the Philippines, Singapore Thailand and Vietnam. These six countries combined have a population of approximately 560 million and an estimated Internet user base of 200 million, according to Internet Live Stats. With only 3% of the region’s total retail sales conducted online, Southeast Asia is expected to offer tremendous growth potential to both companies as internet penetration continues to rise.

“Globalization is a critical strategy for the growth of Alibaba Group today and well into the future,” said Michael Evans, President of Alibaba. “With the investment in Lazada, Alibaba gains access to a platform with a large and growing consumer base outside China, a proven management team and a solid foundation for future growth in one of the most promising regions for eCommerce globally. This investment is consistent with our strategy of connecting brands, distributors and consumers wherever they are and support our ecosystem expansion in Southeast Asia to better serve our customers.”

Max Bittner, CEO of Lazada Group added, “We are very excited about joining forces with Alibaba and see significant synergies that will drive great benefits to our customers in Southeast Asia. Southeast Asia is an attractive mobile-driven consumer market that is highly fragmented and diverse with significant barriers to entry and a nascent modern retail sector that has large headroom for growth. The transaction will help us to accelerate our goal to provide the 560 million consumers in the region access to the broadest and most unique assortment of products. Furthermore, leveraging Alibaba’s unique knowhow and technology will allow us to rapidly improve our services and provide an even more effortless shopping and selling experience.”

In connection with the transaction, Alibaba entered into a put-call arrangement with certain Lazada shareholders, giving Alibaba the right to purchase, and the shareholders the right to sell collectively, their remaining stakes in Lazada at fair market value during the 12 to 18 month period after the closing of the transaction.

Founded in 2012, Lazada is the one-stop eCommerce gateway for local and international brands and distributors to consumers in six distinct Southeast Asian markets: Indonesia, Malaysia, the Philippines, Singapore Thailand and Vietnam. By combining its regional presence with locally tailored capabilities in areas such as supply-chain, last-mile delivery and payment, Lazada has developed a unique solution for global brands and distributors wanting to enter this rapidly growing region.

Credit Suisse (Hong Kong) Limited acted as exclusive financial advisor to Alibaba and Goldman Sachs (Asia) LLC as exclusive financial advisor to Lazada.

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Safe Harbor Statements

This press release contains forward-looking statements.  These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expect,” “future,” “continue,” “strategy” and similar statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement.  Further information regarding these and other risks is included in Alibaba’s filings with the SEC. All information provided in this press release is as of the date of this press release and is based on assumptions that Alibaba believes to be reasonable as of this date, and Alibaba does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Media Contacts

Rico Ngai	Sarimah Salamon
Alibaba Group	Lazada Group
Tel: +852 9725 9600	+65 9430 8043
rico.ngai@alibaba-inc.com	sarimah.salamon@lazada.com